January 17, 2014

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)
Post Effective Amendment No. 103
File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by Mr. John Ganley of the Division of Investment Management of the Commission with respect to Post Effective Amendment (“PEA”) No. 103 to the Trust’s registration statement on Form N-1A.

Set forth below are the staff’s verbal comments together with the Trust’s responses.

COMMENT	1 (Prospectus – Fund Summary – Expense Example)

Please consider removing 5- and 10-year expense numbers from the Expense Example, as they are not required for newly organized funds.

Response:	We understand that the 5- and 10-year expense numbers are not required for newly organized funds but have included them for consistency across all Harbor funds.

COMMENT	2 (Prospectus – The Fund’s Investments – Investment Objective)

Please consider renaming the section Investment Objective as Additional Information about the Fund’s Investment Objective in order to clarify that this information is not required in the Fund Summary section. This change may be made with the Trust’s annual update to its registration statement in order to maintain consistency across the prospectuses.

Response:	Comment No. 2 is accepted. We will rename the section Investment Objective as Additional Information about the Fund’s Investment Objective during the Trust’s annual update to its registration statement.

COMMENT	3 (Prospectus – The Fund’s Investments – Information about the Fund’s Other Investments)

Please confirm that disclosure regarding derivative instruments is consistent with the Commission’s position in its letter from Barry D. Miller to Karrie McMillan of the Investment Company Institute dated July 30, 2010 (the “McMillan Letter”).

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

January 17, 2014

Response:	Consistent with the SEC’s guidance in the McMillian Letter, the Trust reviews its use of derivatives annually during its registration statement update to ensure that, based on actual operations, it is meeting the disclosure requirements to completely and accurately disclose the principal investment strategies and risks related to derivative instruments for each fund, including whether the disclosure is presented in an understandable manner using plain English. In determining the appropriate disclosure, the Trust considers the degree of economic exposure that the derivatives create, in addition to the amount invested in the derivatives strategy, as well as the purpose that the derivatives are intended to serve in the portfolio (i.e., hedging, speculation, or as a substitute for investing in conventional securities) and the extent to which derivatives are expected to be used by a fund. The Fund does not expect to actively invest in derivative securities, but it is permitted to do so. By including disclosure regarding the Fund’s permitted use of derivatives outside of the Fund’s summary section, we are indicating to investors that derivatives are permitted investments. At the same time, we are also indicating that they are not expected to be a principal investment strategy of the Fund. Therefore, we believe that the disclosure related to derivatives for the Fund is tailored specifically to how the Fund expects to be managed and addresses those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance.

COMMENT	4 (Prospectus – The Fund’s Investments – Information about the Fund’s Other Investments)

Please explain whether derivative instruments are included in the 80% of the Fund’s net assets, plus borrowings for investment purposes, of small cap securities. Additionally, please confirm whether swaps are valued at notional or market value when calculating the 80%.

Response:	No, derivative instruments are not included in the 80% of the Fund’s net assets, plus borrowings for investment purposes, of small cap securities. When derivatives are intended to be included in a fund’s 80% of net assets, plus borrowing for investment purposes, the disclosure in the Fund Summary – Principal Investment Strategy section would specifically enumerate derivatives as a type of instrument that would satisfy the 80% test. In this instance, no reference is made to including derivatives instruments in the Fund’s 80% policy.

COMMENT	5 (Prospectus – The Fund’s Investments – Information about the Fund’s Other Investments)

Please explain how swaps are valued for purposes of calculating the Fund’s management fee.

Response:	The Fund is not permitted to invest in swaps.

COMMENT	6 (Prospectus – The Fund’s Investments – Information about the Fund’s Other Investments)

Please explain how swaps are valued for purposes of satisfying the necessary coverage requirements.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

January 17, 2014

Response:	The Fund is not permitted to invest in swaps.

COMMENT	7 (Prospectus – The Adviser and Subadviser – Elk Creek Growth Equity Composite Performance Information)

Please explain how the threshold was determined for including certain accounts under discretionary management by Elk Creek in the Elk Creek Growth Equity Composite (the “Composite”).

Response:	A threshold of $200,000 in assets is used in order to determine the accounts that are included in the Composite. This threshold was identified because Elk Creek is unable to fully implement an account’s investment strategy for accounts with less than $200,000 in assets due to the account’s size. Therefore, accounts with less than $200,000 in assets cannot be said to be substantially similar to the other accounts in the Composite and their exclusion from the Composite would not affect the performance calculations in such a way as to make the disclosure misleading.

COMMENT	8 (Prospectus – The Adviser and Subadviser – Elk Creek Growth Equity Composite Performance Information)

Please confirm that the calculation of the Composite net of operating expenses using the net Fund operating expenses of the Fund for the fiscal year ended October 31, 2104 did not result in an improvement to the Composite performance shown.

Response:	No, the calculation of the Composite net of operating expenses using the net Fund operating expenses of the Fund for the fiscal year ended October 31, 2104 did not result in an improvement to the Composite performance shown.

COMMENT	9 (Part C)

Please consider filing with the Commission on Form DEF 14C the information statements required to be provided to shareholders when a new subadviser is hired.

Response:	Pursuant to the order granted by the Commission to the Trust on February 12, 2002 (the “Order”), the Trust is required as a condition of its ability to materially amend a subadvisory agreement without the consent of shareholders, to provide an information statement that meets with the requirements of Regulation 14C and Schedule 14C of the Securities and Exchange Act of 1934, as amended. The Trust is not required as condition to the Order to file such information statement with the Commission.

COMMENT	10 (Part C)

Please confirm that a Legal Opinion will be filed with the Part C for the 485(b) filing of the Fund.

Response:	Yes, a Legal Opinion will be filed with the Part C for the 485(b) filing of the Fund.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

January 17, 2014

COMMENT	11 (Signature Page)

Please add the date of the applicable post-effective amendment to the footnote regarding the powers of attorney for the independent trustees on the signature page.

Response:	Comment No. 11 is accepted. We will include the date of the applicable post-effective amendment to the footnote regarding the powers of attorney for the independent trustees on the signature page.

*        *        *         *        *        *        *

In accordance with the letter from Carolyn B. Lewis to investment company registrants dated February 25, 1994, please be informed that (i) the Harbor Funds do not involve a master/feeder arrangement, (ii) none of the Harbor funds, except the Money Market Fund, is a money market fund, (iii) shares of the Harbor Funds may be marketed through banks and/or savings and loan associations and (iv) none of the Harbor funds’ operations raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Harbor funds may invest.

Harbor Funds acknowledges the following in connection with this response letter:

1.	Harbor Funds is responsible for the adequacy and accuracy of the disclosure in this filing.

2.	Staff comments or changes to disclosures in response to the staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3.	Harbor Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at (312) 443-4420.

Sincerely,

/s/ Charles F. McCain
Charles F. McCain
Chief Compliance Officer

Cc:	Christopher P. Harvey, Esq.	David G. Van Hooser
	Jill Damon, Esq.	Anmarie S. Kolinski
	Jennifer Wendell, Esq.	Erik D. Ojala, Esq.
	Dechert LLP	Shanna Palmersheim, Esq.
Harbor Funds

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.